Exhibit 23.3

August 24, 2023

Gracell Biotechnologies Inc.

Building 12, Block B, Phase II

Biobay Industrial Park

218 Sangtian St.

Suzhou Industrial Park, 215123

People’s Republic of China

Dear Sir/Madam:

We consent to the references to our firm under the mentions of “PRC Counsel” in connection with Form F-3 of Gracell Biotechnologies Inc (the “Company”), filed by the Company with the Securities and Exchange Commission (the “SEC”) on August 24, 2023 under the U.S. Securities Act of 1933 (as amended). We also consent to the filing with the SEC of this consent letter as an exhibit to Form F-3.

In giving such consent, we do not thereby admit that we come within the category of persons whose consent is required under Section 7 of the Securities Act of 1933, or under the Securities Exchange Act of 1934, in each case, as amended, or the regulations promulgated thereunder.

Sincerely yours

/s/ AllBright Law Office

AllBright Law Office